Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there will be no future dividends beyond such date.

	Year Ended December 31,
(In millions)	2004	2003	2002	2001	2000
Fixed charges:
Interest expense	$708	$884	$896	$1,001	$1,146
Portion of rental expense which represents interest factor	105	77	82	111	115

Total fixed charges before capitalized interest	813	961	978	1,112	1,261
Capitalized interest	—	—	—	—	3

Total fixed charges	$813	$961	$978	$1,112	$1,264

Earnings available for fixed charges:
Earnings	$1,116	$494	$158	$381	$(365)
Less: Undistributed equity in income of affiliated companies	(89)	(37)	(23)	(20)	(25)

Add: fixed charges before capitalized interest	813	961	978	1,112	1,261

Total earnings available for fixed charges	$1,840	$1,418	$1,113	$1,473	$871
Ratio of earnings to fixed charges	2.26	1.48	1.14	1.32	*

*	Earnings for the year ended December 31, 2000 were inadequate to cover fixed charges by $393 million.

Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(In millions)	2004	2003	2002	2001	2000
Fixed charges:
Interest expense	$708	$884	$896	$1,001	$1,146
Portion of rental expense which represents interest factor	105	77	82	111	115

Total fixed charges before capitalized interest and preferred stock dividends pre-tax income requirement	813	961	978	1,112	1,261
Capitalized interest	—	—	—	—	3
Preferred stock dividends pre-tax income requirement	110	90	78	13	53

Total combined fixed charges and preferred stock dividends	$923	$1,051	$1,056	$1,125	$1,317

Earnings available for fixed charges:
Earnings	$1,116	$494	$158	$381	$(365)
Less: Undistributed equity in income of affiliated companies	(89)	(37)	(23)	(20)	(25)

Add: fixed charges before capitalized interest and preferred stock dividends	813	961	978	1,112	1,261

Total earnings available for fixed charges and preferred stock dividends	$1,840	$1,418	$1,113	$1,473	$871
Ratio of earnings to combined fixed charges and preferred stock dividends	1.99	1.35	1.05	1.31	*

*	Earnings for the year ended December 31, 2000 were inadequate to cover combined fixed charges and preferred stock dividends by $446 million.